Exhibit 21.1

SYLVAMO CORPORATE
SUBSIDIARIES AS OF DECEMBER 31, 2025

Name	Jurisdiction
Comptoir des Bois de Brive SAS	France
Global Holdings I, LLC	Delaware, United States
Global Holdings II, Inc.	Delaware, United States
Instituto Chamex	Brazil
Sylvamo Agroflorestal Ltda.	Brazil
Sylvamo Celimo SAS	France
Sylvamo Comercial Ltda.	Brazil
Sylvamo Deutschland GmbH	Germany
Sylvamo do Brasil Ltda.	Brazil
Sylvamo Europe SRL	Belgium
Sylvamo Exports Ltda.	Brazil
Sylvamo Financing Sweden AB	Sweden
Sylvamo Foret Services SAS	France
Sylvamo France SA	France
Sylvamo Intercompany Finance SCSp Luxembourg	Luxembourg
Sylvamo Investments France SAS	France
Sylvamo Investments Sweden AB	Sweden
Sylvamo Luxembourg S.à r.l.	Luxembourg
Sylvamo Nordic Sales Company Oy	Finland
Sylvamo North America, LLC	Delaware, United States
Sylvamo Papers Holding S.à r.l.	Luxembourg
Sylvamo Polska sp.z.o.o.	Poland
Sylvamo Receivables, LLC	Delaware, United States
Sylvamo Sweden AB	Sweden
Sylvamo UK Limited	Scotland
Sylvamo Ukraine SE	Ukraine